Exhibit 99.3

SRK Consulting (U.S.), Inc. Suite 600 1125 Seventeenth Street Denver, CO 80202 T: 303.985.1333 F: 303.985.9947 denver@srk.com www.srk.com

CERTIFICATE OF QUALIFIED PERSON

I, Giovanny J. Ortiz, BSc Geology, FAusIMM do hereby certify that:

1.	I am Associate Geologist of SRK Consulting (U.S.), Inc., 1125 Seventeenth Street, Suite 600, Denver, CO, USA, 80202.

2.	This certificate applies to the technical report titled “Preliminary Economic Assessment (PEA) for the Bolivar Mine, Mexico” (the “Technical Report”) dated August 21, 2018, with an effective date of October 31, 2017.

3.	I am a Professional Geoscientist with the following academic qualifications:

o	BSc (Geology)	Universidad Industrial de Santander, Bucaramanga, Colombia (1994)

o	Specialization (Management)	Universidad Autónoma de Bucaramanga, Bucaramanga, Colombia (1994)

o	Citation Applied Geostatistics	University of Alberta (2007)

4.	I am a registered Geologist with the Colombian Council of Geology, Bogotá, Colombia, and a fellow (FAusIMM) in good standing of the Australasian Institute of Mining and Metallurgy (AusIMM 304612)

5.	I am familiar with the NI 43-101 and certify that by reason of education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “Qualified Person” as defined in NI43-101. My work experience includes 21 years in South America and Central America as exploration geologist, project manager, VP Exploration, estimation of mineral resources, and working in different geological settings and deposit types.

6.	I am responsible for the preparation of Sections 4 through 12 and Section 14 of this Technical Report.

7.	I visited the Bolivar Mine property on January 22, 2018 for 4 days.

8.	I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement is acting as QP in report titled “NI 43-101 Technical Report on Resource and Reserves, Bolivar Mine, Mexico” with an Effective Date of October 31, 2017 and a Report Date of June 28, 2018.

9.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

10.	I have read NI 43-101 and this report has been prepared in compliance with this instrument and form.

11.	As of the aforementioned Effective Date, to the best of my knowledge, information and belief, the sections of the Technical Report I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 23rd Day of August, 2018

“signed”
Giovanny J. Ortiz, BSc Geology, FAusIMM

U.S. Offices:		Canadian Offices:		Group Offices:
Anchorage	907.677.3520	Saskatoon	306.955.4778	Africa
Clovis	559.452.0182	Sudbury	705.682.3270	Asia
Denver	303.985.1333	Toronto	416.601.1445	Australia
Elko	775.753.4151	Vancouver	604.681.4196	Europe
Fort Collins	970.407.8302	Yellowknife	867.873.8670	North America
Reno	775.828.6800			South America
Tucson	520.544.3688